SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

SAEXPLORATION HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
78636X204
(CUSIP Number)

with a copy to:
Eric M. Albert BlueMountain Capital Management, LLC 280 Park Avenue, 12th Floor New York, New York 10017 212-905-5647
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	2,409,106(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	2,409,106(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,409,106(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IA

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	1,976,336(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	1,976,336(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,976,336(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	80,647(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	80,647(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,647(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	80,647(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	80,647(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,647(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	61,411(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	61,411(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,411(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	61,411(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	61,411(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,411(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	59,405(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	59,405(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,405(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	160,171(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	160,171(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,171(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	160,171(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	160,171(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
160,171(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	373,365(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	373,365(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373,365(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

CUSIP No. 78636X204
1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES		7	SOLE VOTING POWER	0
BENEFICIALLY OWNED		8	SHARED VOTING POWER	373,365(1)
BY EACH REPORTING		9	SOLE DISPOSITIVE POWER	0
PERSON WITH		10	SHARED DISPOSITIVE POWER	373,365(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
373,365(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 14,913,837 shares of Common Stock (as defined in Item 1) outstanding as of March 8, 2018, as disclosed in the Form 8-K filed by the Issuer on March 8, 2018. The above ownership excludes shares that may be received pursuant to (i) the conversion of the Series A perpetual convertible preferred stock into Common Stock, (ii) the exercise of Series C Warrants to purchase shares of Common Stock, and (iii) the exercise of Series D Warrants to purchase shares of Common Stock (the “Series D Warrants”). Please see Item 3 for a detailed description of the terms of the Series D Warrants.

Explanatory Note:

This Amendment No. 4 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on August 8, 2016 (as amended by Amendment No. 1 thereto filed on December 21, 2017, as amended by Amendment No. 2 filed on December 26, 2017, and further amended by Amendment No. 3 filed on February 2, 2018 the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On March 5, 2018, an amendment to the Issuer’s certificate of incorporation increased the number of authorized shares of Common Stock from 55,000,000 to 200,000,000 and authorized the issuance of a number of shares of Common Stock in an amount up to 92.76% of the outstanding shares of Common Stock, on a fully diluted basis as of the closing of the 2018 Exchange Offer (approximately 131,292,475 shares) became effective as a result of the required shareholder approval.

On March 6, 2018, the Issuer issued 4,491,674 shares of Common Stock and on March 8, 2018, the Issuer issued 14,098,370 Series D Warrants to purchase shares of Common Stock with terms identical to those of the Series C Warrants (the "Series D Warrants") in connection with a mandatory conversion of the Series B Preferred Stock. As a result of the mandatory conversion, the Issuer converted all outstanding shares of the Series B Preferred Stock into shares of Common Stock and/or Series D Warrants, upon which each holder of Series B Preferred Stock received, for each share of Series B Preferred Stock being converted, a number of shares of Common Stock and/or a number of Series D Warrants, in aggregate equal to the conversion rate. The initial conversion rate for the Series B Preferred Stock is 21.7378 shares of Common Stock, or, if a warrant election is made, 21.7378 Series D Warrants (with shares of Common Stock or Series D Warrants, as applicable, issued in whole integral multiples, rounded down in lieu of any fractional shares or warrants, as applicable), per share of Series B Preferred Stock. The BlueMountain Funds, elected to receive solely Series D Warrants. The BlueMountain Funds received an aggregate of 4,734,992 Series D Warrants.

Each Series D Warrant is immediately exercisable by the holder for one share of Common Stock at a price equal to $0.0001. The Series D Warrants are also exercisable at the option of the Issuer in connection with a full redemption of the Series A Preferred Stock or upon a change of control of the Issuer. At all times a holder of Series D Warrants, who is not a beneficial owner of 10% or more of the outstanding Common Stock, may exercise only up to that number of Series D Warrants so that, upon exercise, the aggregate beneficial ownership of Common Stock of such holder and all persons affiliated with such holder, is not more than 9.99% of Common Stock then outstanding (other than in connection with a change of control of the Issuer).

The foregoing summary of the Series D Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Series D Warrant Agreement a copy of which is incorporated by reference as Exhibit 17 in Item 7 of this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information below.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 14,913,837 shares of Common Stock, outstanding as of March 8, 2018, as set forth in the Form 8-K filed by the Issuer on March 8, 2018. The information set forth in Rows 7-13 and the footnotes of each Cover Page, as well as the information set forth in Item 3 of this Schedule 13D, are hereby incorporated herein by reference.

During the past sixty (60) days on or prior to March 6, 2018 (the “Event Date”), and from the Event Date to the Filing Date, other than as set forth herein, there have been no additional transactions in Issuer’s securities.

Item 7.     Material to be Filed as Exhibits.

16.  Joint Filing Agreement, dated as of December 22, 2017 (incorporated by reference to Exhibit 7 to Amendment No. 2 to Schedule 13D, filed with the Securities and Exchange Commission on December 26, 2017).

17.  Warrant Agreement for the Series D Warrants (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 8, 2018).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: March 14, 2018

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY: BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY: BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY: BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	Paul Friedman, Authorized Person

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).